March 13, 2009

Mary Beth Breslin

Thomas Jones

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20249

Re:	Dionex Corporation
File No. 000-11250

Ladies and Gentlemen:

On behalf of Dionex Corporation (“Dionex” or the “Company”) this letter is being transmitted in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated February 27, 2009 with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2008, filed on August 29, 2008, including portions incorporated by reference to the Company’s Proxy Statement on Schedule 14A, filed September 18, 2008. The numbering of the paragraphs below corresponds to the numbering of the comments, which for the Staff’s convenience, we have incorporated into this response letter.

Item 7.	Management’s Discussion and Analysis, page 20

1. We note that your “Overview” section on page 20 repeats much information contained in the “Business” section of your annual report on Form 10-K. In your future filings, please add a balanced, executive-level discussion that identifies the most important themes or other significant matters with which management is concerned primarily in evaluating the company’s financial condition and operating results. Discuss material business opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which the company’s executives are most focused and the actions they are taking in response to them. For further guidance on the content and purpose of the discussion, see Interpretive Release No. 33-8350 on our website.

Response: In future periodic reports we will discuss themes or other significant matters with which management is concerned. Specifically, in response to the Staff’s comments, we intend to include disclosures similar to the following:

Fiscal 2008 was a successful year for Dionex. We finished the year with very strong growth, driven by sales of our innovative core IC and HPLC product lines and our ASE® sample preparation products. We achieved the highest sales and earnings in the history of the Company, eclipsing the milestone we set last year. Execution on our key initiatives continued to show good results.

Recurring revenue has historically allowed us to generate substantial operating cash flows. We have used this cash flow in the past to facilitate growth in the business by developing, marketing and launching new products through internal development as well as business and technology acquisitions. In order to continue to grow, gain market share and remain competitive, we must continue to introduce new instruments and defend intellectual property and invest in research and development. Otherwise, our current products could become technologically obsolete over time. Investment in our product pipeline has yielded strong benefits, as we introduced during the fiscal year a record number of new products in IC, HPLC, and ASE that were well received by the market. In addition, we invested heavily in the personnel and infrastructure of our Asia/Pacific organization. These investments in fiscal year 2008 included substantial additions to our operations in China and India. In addition, two new direct sales subsidiaries in Taiwan and Singapore started during fiscal year 2008.

Since the beginning of our fiscal year, the U.S. dollar has strengthened by over 20% against most European currencies, with almost half the change occurring in October. This significant and rather sudden strengthening of the U.S. dollar has had and may continue to have an impact on our USD reported sales.

We expect to see uncertain market conditions, primarily in the United States during fiscal 2009. While it is difficult to predict, we believe it is possible that these uncertain market conditions may spread to our other geographies. In addition, we have seen a slowdown in capital expenditures by a few of our customers and believe there may be potential for a broader slowdown in the market in the next few quarters. Should these conditions persist or spread or such capital expenditures decline, our operating results could be adversely affected. However, we believe that our ability to innovate and execute may enable us to improve our relative competitive position in difficult business conditions, and may continue to provide us with long-term growth opportunities.

Item 11.	Executive Compensation, page 55 (of the Report on Form 10-K)

Compensation Discussion and Analysis, page 16 (of the proxy statement)

2. We note the disclosure on page 17 of the proxy statement indicating that base salaries and amounts paid pursuant to the profit sharing plan and the management bonus plan were, in part, determined by: (1) taking into account all cash compensation based on a survey of market peers; and (2) comparing your compensation levels to those paid to executive officers of separations science and high technology companies of similar size with which you compete for talented executives. We also note the disclosure on page 19 that the total cash-based compensation for your named executive officers is comparable to the peer data. To the extent specific elements of compensation are tied to a benchmark, discuss where actual payments and awards fall within this targeted range, and to the extent that actual compensation was outside of this range, an explanation of the reasons for this. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

Response: Although our Compensation Committee looks at trends at peer companies, the compensation for our executive officers is not directly tied to any specific benchmark.

3. In future filings, please identify the companies that comprise the peer group to which you compare the elements of your compensation packages. We see you disclosed four members of this group on page 23 of the proxy statement that you have incorporated by reference into your Form 10-K, but we note that the group included “many other” companies. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

Response: In future periodic reports we will identify all the companies that comprise our peer group. Specifically, in response to the Staff’s comments, we intend to include disclosures similar to the following:

The peer group evaluated with respect to fiscal 2008 and fiscal 2009 executive compensation included the following companies: Affymetrix, Inc, Applied Biosystems Group, Bio-Rad Laboratories, Inc., Bruker Bioscience Corporation, Perkin Elmer, Sigma-Aldrich Corp, Thermo Fisher, Varian Inc., and Waters Corporation. The Compensation Committee, with management, reviews the appropriateness of the peer group each year.

4. We note from the disclosure on pages 17-18 of your proxy statement that (1) you do not disclose the goals and targets your Committee considers in reviewing base salaries or that named executive officers must achieve to receive annual incentive awards under the Management Bonus Plan, and (2) these goals are established so that target attainment is not assured. In future filings, as applicable, please disclose your goals and objectives. To the extent you believe that disclosure of such information, on a historical basis, would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation supporting your conclusion. Refer to Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm. To the extent that it is appropriate to omit specific goals and targets, you are required to provide appropriate disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. In discussing how difficult or likely it will be to achieve these goals and targets, you should provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm.

Response: In future periodic reports we will identify the goals and targets our Compensation Committee considers in reviewing base salaries or that named executive officers must achieve to receive annual incentive awards under the Management Bonus Plan, and state that these goals are established so that target attainment is not assured. Specifically, in response to the Staff’s comments, we intend to include disclosures similar to the following:

When reviewing base salaries, the Compensation Committee considers both qualitative and quantitative factors relating to individual and corporate performance, levels of responsibility, prior experience and breadth of knowledge. The Compensation Committee does not base its considerations on any single one of these factors nor does it specifically assign relative weights to these factors. In many instances, judgments based on these qualitative factors necessarily involve a subjective assessment by the Compensation Committee. Generally, in determining salary adjustments for executive officers (other than the Chief Executive Officer), the Compensation Committee takes into account the evaluation and recommendations of the Chief Executive Officer and information provided in the review of peer compensation.

Payments under the MBP are based on the application of the pre-determined formulae which is as follows: 20% of the MBP is based on individual performance criteria specifically related to the position and to performance measures for the specific department, 40% of the MBP is based on the Company meeting goals related to sales growth in the applicable region for the executive officer and 40% of the MBP is based on the Company meeting goals related to earnings growth for the Company. For the most recent fiscal year the targets were as set forth in the table below. These goals are established so that attainment of a bonus is achievable if the Company’s earnings and revenues are in excess of the prior year’s earnings and revenues, as set forth below. Achievement of these goals is not assured.

Fiscal Year	Earnings Target	Sales Target
2008	18% growth	10% growth

5. With respect to your disclosure under the caption “Equity-based compensation” on page 19 of the proxy statement, we note minimal discussion and analysis as to how equity compensation was determined. In your future filings, as applicable, please include substantive analysis and insight into how your Compensation Committee made its equity-based compensation determinations with respect to each named executive officer. Refer to subparagraphs (b)(2)(iii) and (v) of Item 402 of Regulation S-K. For example, please discuss and analyze how the Compensation Committee determined the actual number of shares underlying the equity awards that were awarded to your named executive officers and how and why those awards varied among the named executive officers.

Response: In future periodic reports we will identify how the Compensation Committee made its equity-based compensation determinations with respect to the named executive officers. Specifically, in response to the Staff’s comments, we intend to include disclosures similar to the following:

In determining the grant size of the Company’s option and restricted stock unit awards the Compensation Committee considers: the overall size of the option pool available; the expense associated with the grants; the performance of the Company; long-term incentives available at our peer companies; and each named executive officer’s level of responsibility, individual performance, impact, potential, and existing awards. The Compensation Committee’s philosophy for these grants was that 80% of the total targeted value of grants be in stock options, which have value only if Dionex’s share price increases over the option term, and the remaining 20% consist of restricted stock units (“RSUs”) which transfer immediate value to the employee and can reduce shareholder dilution. As noted above, each named executive officer received 80% of the total number of stock option equivalents in stock options. For the remaining 20%, each named executive officer received 1 RSU for each 4 remaining stock option equivalents. This reflects the Compensation Committee’s determination that 1 RSU right is equivalent to 4 stock options.

*    *    *

Dionex further acknowledges that:

•	Dionex is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Dionex may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (408) 481-4107 or Ms. Gina Christopher, Senior Corporate Counsel, at (408) 481-4104 with any questions regarding the above.

Sincerely,

DIONEX CORPORATION

By	/s/ Craig McCollam
Craig McCollam
Senior Vice President and Chief Financial Officer

cc:	Lukas Braunschweiler (Dionex Corporation)
Gina Christopher (Dionex Corporation)